UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
ev3 Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)
26928A 20 0
(CUSIP Number)

John B. Simpson, Ph.D., M.D.
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	26928A 20 0	SCHEDULE 13D

1	Name of Reporting Persons John B. Simpson, Ph.D., M.D.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		1,207,950 (1)

Shares	8	Shared Voting Power
Beneficially
Owned by		6,834,702 (2)

each	9	Sole Dispositive Power
Reporting
Person		1,207,950 (1)

with:	10	Shared Dispositive Power

6,834,702 (2)

11	Aggregate Amount Beneficially Owned By Each Reporting Person

8,042,652 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

7.7%

14	Type of Reporting Person

IN

(1)	Includes 293,617 shares held by the John Bush Simpson Annuity Trust, 293,617 shares held by the Rita Lynn Simpson Annuity Trust, 291,780 shares held by the John Bush Simpson Annuity Trust III and 291,780 shares held by the Rita Lynn Simpson Annuity Trust III, all of which Dr. Simpson serves as the sole trustee, 20,225 shares of ev3 common stock that Dr. Simpson has the right to acquire pursuant to restricted stock units, and 16,447 shares of ev3 common stock pursuant to a restricted stock grant that vests over time and is subject to forfeiture. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

(2)	Includes 5,808,172 shares held by the Simpson Family Trust, of which Dr. Simpson serves as a co-trustee, 262,062 shares held by FoxHollow, a California Limited Partnership, of which Dr. Simpson serves as a co-general partner, 48,183 shares held by Rita Lynn Simpson, Dr. Simpson's spouse and 716,285 shares held by the John David Simpson Trust II, a trust for the benefit of Dr. Simpson's son, of which Dr. Simpson serves as a co-trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

CUSIP NO.	26928A 20 0	SCHEDULE 13D

1	Name of Reporting Persons Rita Lynn Simpson

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		6,834,702 (1)

each	9	Sole Dispositive Power
Reporting
Person		0

with:	10	Shared Dispositive Power

6,834,702 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person

6,834,702 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

6.6%

14	Type of Reporting Person

IN

(1)	Includes 48,183 shares personally held by Ms. Simpson, 5,808,172 shares held by The Simpson Family Trust, of which Ms. Simpson serves as a co-trustee, 262,062 shares held by FoxHollow, a California Limited Partnership, of which Ms. Simpson serves as a co-general partner and 716,285 shares held by the John David Simpson Trust II, a trust for the benefit of Ms. Simpson’s son, of which Ms. Simpson serves as a co-trustee. Ms. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of her individual pecuniary interest therein.

Item 1. Security and Issuer.
     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of ev3 Inc., a Delaware corporation. The address of the principal executive offices of ev3 is 9600 54th Avenue North, Suite 100, Plymouth, Minnesota 55442.
Item 2. Identity and Background.
(a)	Name

John B. Simpson, Ph.D., M.D. Rita Lynn Simpson

(b)	Residence or business address

c/o ev3 Inc. 9600 54th Avenue North, Suite 100 Plymouth, Minnesota 55442

(c)	Dr. Simpson is the Vice Chairman of the Board and Chief Scientist of ev3 Inc. The address of the principal executive offices of ev3 is 9600 54th Avenue North, Suite 100, Plymouth, Minnesota 55442.

(d)	Neither Dr. Simpson nor Ms. Simpson have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Dr. Simpson nor Ms. Simpson have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Simpson and Ms. Simpson are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     On July 21, 2007, ev3 entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”), and Foreigner Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ev3 (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into FoxHollow on October 4, 2007, with FoxHollow continuing as the surviving company and becoming a wholly owned subsidiary of ev3 (the “Merger”).
     At the effective time and as a result of the Merger, each share of common stock of FoxHollow issued and outstanding immediately prior to the effective time of the Merger other than shares held by a FoxHollow stockholder who properly exercised appraisal rights with respect thereto in accordance with Section 262 of Delaware General Corporation Law and shares owned by FoxHollow as treasury stock, was converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders could have elected to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections were subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.

     The reporting persons were stockholders of FoxHollow immediately prior to the Merger and acquired the shares of ev3 common stock reported in this Schedule 13D as a result of the Merger.
Item 4. Purpose of Transaction.
     The purpose of the reporting persons’ acquisition of ev3 common stock is as described in Item 3.
     Except as otherwise provided in this Item 4 and other than as to matters that Dr. Simpson as a director and officer of ev3 may consider and discuss with other ev3 officers and board members from time to time, the reporting persons are not aware of any other present plans or proposals, which relate to or would result in:
•	the acquisition by any person of additional securities of ev3 or the disposition of securities of ev3;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ev3;

•	a sale or transfer of a material amount of assets of ev3;

•	any change in the present board of directors or management of ev3, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of ev3;

•	any other material changes in ev3’s business or corporate structure;

•	changes in ev3’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of ev3 by any person;

•	causing a class of securities of ev3 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of ev3 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.
Item 5. Interest in Securities of the Issuer.
     (a) 1. Amount beneficially owned: Dr. Simpson’s beneficial ownership includes: (1) 8,005,980 shares of ev3 common stock, (2) 20,225 shares of ev3 common stock that Dr. Simpson has the right to acquire pursuant to restricted stock units, and (3) 16,447 shares of ev3 common stock pursuant to a restricted stock grant that vests over time and is subject to forfeiture. Ms. Simpson’s beneficial ownership includes 6,834,702 shares of ev3 common stock.
          2. Percent of class: Dr. Simpson: 7.7%, as of October 9, 2007, based on 61,084,141 shares of ev3 common stock then outstanding and an estimated 43,190,712 shares of ev3 common stock issued as a result of the Merger. Ms. Simpson: 6.6%, as of October 9, 2007, based on 61,084,141 shares of ev3 common stock then outstanding and an estimated 43,190,712 shares of ev3 common stock issued as a result of the Merger.

     (b) Number of shares as to which Dr. Simpson has:

(i) Sole power to vote or to direct the vote	1,207,950

(ii) Shared power to vote or to direct the vote	6,834,702

(iii) Sole power to dispose or to direct the disposition of	1,207,950

(iv) Shared power to dispose or to direct the disposition of	6,834,702

Number of shares as to which Ms. Simpson has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	6,834,702

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	6,834,702
     (c) Other than the transaction described in Items 3 and 4 of this Schedule 13D, neither Dr. Simpson or Ms. Simpson has effected any transactions in ev3 common stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Dr. Simpson holds stock options to purchase an aggregate of 118,400 shares of ev3 common stock at exercise prices ranging between $12.94 and $16.64 per share.
     Except as described herein, there are no other contracts, arrangements, understandings or relationships between the reporting persons and any other person with respect to any securities of ev3.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated October 15, 2007 by and among the reporting persons.
99.2	Form of ev3 Inc. Amended and Restated 2005 Incentive Stock Plan Option Certificate (Incorporated by reference to Exhibit 10.2 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007 (File No. 000-51348))
99.3	Form of Stock Grant Certificate under ev3 Inc. Amended and Restated 2005 Incentive Stock Plan (Incorporated by reference to Exhibit 10.1 to ev3’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2007(File No. 000-51348))
99.4	Form of FoxHollow Technologies, Inc. 2004 Equity Incentive Plan Stock Option Award Agreement
99.5	Form of FoxHollow Technologies, Inc. Restricted Stock Unit Agreement for Executive Officers (Incorporated by reference to Exhibit 4.6 to FoxHollow Technologies, Inc.’s Form 10-Q/A filed on August 8, 2007 (File No. 000-50998))

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 15, 2007

JOHN B. SIMPSON, Ph.D., M.D.

/s/ John B. Simpson

RITA LYNN SIMPSON

/s/ Rita Lynn Simpson